Mail Stop 6010

November 22, 2006

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802

>   **Re: Obagi Medical Products, Inc.**
>   **Registration Statement on Form S-1, Amendment 2**
>   **Filed November 15, 2006**
>   **File No. 333-137272**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Use of Proceeds, page 32

1. We note your responses to comments 7 and 8. We will consider whether to request more specific disclosure in the Use of Proceeds section after you have determined a price range and provided an amount to be used to repay the debt to Merrill Lynch Capital.

2. It appears from the disclosure near the top of page 60 that you might repurchase shares upon the consummation of the initial public offering. If the proceeds from this offering will be used for this purpose, please revise the Use of Proceeds section to include this use and the approximate dollar amount.

Critical Accounting Policies and Use of Estimates, page 45

Stock-based Compensation, page 48

3. We will defer evaluation of your response to comment 10 until your filing discloses the IPO price. When you have determined your IPO price, please discuss in the filing each significant factor that contributed to the difference between the fair value as of the date of each grant and (1) the estimated IPO price for your retrospective valuations, or (2) the fair value for your contemporaneous valuations.

4. Please include a discussion of the reasons why a contemporaneous valuation by an unrelated valuation specialist of your common stock for the purpose of determining stock-based compensation was not performed.

5. Refer to your disclosure in the second full paragraph on page 51. It does not appear appropriate to take into consideration events that occurred after the valuation date in determining the reassessed fair value of your stock on the date of grant. Please revise or tell us why no revision is necessary.

Certain Material Agreements, page 89

Triax Pharmaceuticals, page 89

6. We note the disclosure added pursuant to comment 6. Please disclose the "required minimum volume of products" you need to purchase each year to maintain your exclusive selling rights in the United States.

Jose Ramirez and JR Chem, page 89

7. We note the disclosure added pursuant to comment 16. Please identify and describe any material technology you have licensed to date, and state the products this technology is used in. Also, disclose the amount of fees paid to JR Chem during 2005 and 2006.

Avon, page 90

8. We note the disclosure added pursuant to comment 17. Since you "have the option to renew the agreement annually until the last of the licensed patents

expires," please disclose when the last of the licensed patents is currently scheduled to expire.

Note 12: Stock Options, page F-42

9. Refer to your response to comment 19. Please revise pages F-23 and F-43 to clarify that no additional compensation expense was recorded because the exercises prices of the stock options were at or above the fair value of the stock options on the date of grant as determined by your reassessed valuations.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark B. Weeks, Esq.
        Kevin T. Collins, Esq.
        Lora D. Blum, Esq.
        Heller Ehrman LLP
        275 Middlefield Road
        Menlo Park, California 94025